Media release


Roche


02002941


RECD S.E.C.
FEB 1 2002
1086

Basel, 29 January 2002

Roche and deCODE unveil new alliance in drug discovery and development

Alliance will leverage deCODE's expanded drug development capabilities to turn gene discoveries under existing collaboration into new drugs for common diseases

Roche and deCODE genetics, Inc. (Nasdaq/Nasdaq Europe:DCGN) today announced the formation of a new, three-year alliance focused on turning the landmark achievements of their gene discovery collaboration into novel treatments for common diseases.

Under the companies' gene discovery agreement initiated in 1998, deCODE used its unique population data to identify key genetic factors contributing to ten major diseases. The alliance announced today extends the companies' partnership to leverage deCODE's expanding capabilities in drug discovery and development. Under this new alliance, Roche will provide deCODE with research funding to increasingly focus over the next two years on downstream research in a selection of four of the diseases covered by the existing agreement, with the goal of using the targets identified to discover and develop new therapeutic compounds and to take these compounds into clinical trials. deCODE will receive milestone payments for the development of compounds as well as royalties on the sales of drugs developed under the alliance.

The new alliance builds directly upon the achievements of the companies' existing agreement, due to expire January 31, 2002. deCODE and Roche have announced discoveries in the genetics of a large number of common diseases, including osteoarthritis, Alzheimer's disesase, schizophrenia, peripheral arterial occlusive disease (PAOD), stroke, osteoporosis, obesity, anxiety, type 2 diabetes, and rheumatoid arthritis.

"The alliance between Roche and deCODE has been one of the most successful collaborations ever in the field of applied genetics and genomics, and we have advanced even faster than we expected,"

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said Jonathan Knowles, Global Head of Research at Roche. "Our new alliance builds on that success and represents the logical extension of Roche's commitment to its partnership with deCODE. By leveraging deCODE's integrated discovery capabilities, we hope to speed the creation of new therapeutics to treat major diseases with unmet medical need."

"This new alliance represents the next step in our very fruitful partnership with Roche, as we carry forward our discoveries in the genetics of common diseases to create better medicines," said Kari Stefansson, CEO of deCODE. "The shift in focus from genetics to drug discovery is a recognition of both the alliance's remarkable record of gene discovery, and of deCODE's greatly expanded capabilities for taking these discoveries into the drug development process. This alliance will allow deCODE to leverage its assets to create value in the near and longer term – through research funding, milestones, and royalty streams from novel drugs developed under the alliance. Furthermore, this alliance allows deCODE to recapture for its proprietary drug development program eight diseases where considerable progress has been made under the existing collaboration with Roche. This will be important to our commitment to bring new drugs all the way to the market."

deCODE genetics, based in Reykjavik, Iceland, is using population genomics to create a new paradigm for healthcare. With its uniquely comprehensive population data deCODE is turning research on the genetic causes of common diseases into a growing range of products and services – in gene discovery, pharmaceuticals, DNA-based diagnostics, pharmacogenomics, *in silico* discovery tools, bioinformatics and medical decision support systems. deCODE is delivering on the promise of the new genetics.SM Visit us on the Web at www.decode.com.

Headquartered in Basel, Switzerland, Roche (www.roche.com) is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing well-being and quality of life. Roche has approximately 64,000 employees and sells its products in over 170 countries. Research at Roche focuses on significant unmet medical needs in the management of diseases of the central nervous system and genitourinary tract, metabolic disorders, inflammation, bone diseases, cancer, vascular diseases and virology. Roche's Diagnostics Division supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories worldwide.